Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year 2025 Financial Results

●	Total revenues for the fourth quarter decreased by 24.9% year over year to RMB 228.7 million (US$32.7 million)[1].

●	Net income was RMB-55.7million (US$-8.0 million)[1] compared to RMB-72.8 million for the fourth quarter of 2024.

●	Core net income[4] was RMB63.2 million (US$9.0 million)[1] compared to RMB57.8 million for the fourth quarter of 2024.

SHANGHAI, April 28, 2026 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2025.

Fourth Quarter of 2025 Operational Highlights

Hotels

●	A total of 4,580 hotels with 327,060 hotel rooms were in operation as of December 31, 2025.

●	The Company opened 76 hotels and had a pipeline of 1,260 hotels contracted for or under development as of December 31, 2025.

●	The average daily room rate was RMB162, a decrease of 4.0% from RMB169 in the fourth quarter of 2024.

●	The occupancy rate was 64.7%, down from 68.6% in the fourth quarter of 2024.

●	Revenue per available room, or RevPAR, was RMB105, a 9.5% year-over-year decrease.

1	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB 6.9931 on December 31, 2025 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20260105/.
2.	Adjusted net income is defined as net income excluding the impact by the exemption of fees from franchisees, impact from disposal of L&O hotel assets, impairment of goodwill and trademarks of restaurant business, impairment of assets, provisions for loan to franchisee loans, foreign exchange losses., and earnings from the disposal of investment.
3.	Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities, other general expenses, and other expense, net, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.
4.	Core net income (non-GAAP) is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense(net of 25% tax), one-time fees and expense, income tax expenses related to dividend distribution, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).
5.	Each ADS represents one ordinary share.

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Restaurants

●	A total of 191 restaurants were in operation as of December 31, 2025.

●	The AC (average check) was RMB38, a 17.8% year-over-year decrease.

●	The ADT (average daily tickets) was 88, down from 93 in the fourth quarter of 2024.

●	The ADS (average daily sales per store) was RMB3,312, a decrease of 21.8% from RMB4,234 in the fourth quarter of 2024.

	Quarter Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	90,969,160	28,534,041	(207,412)	119,295,789
Franchised-and-managed revenues	148,174,447	4,759,771	-	152,934,218
Wholesales and others	1,026,363	31,759,229	(495,936)	32,289,656
Total revenues	240,169,970	65,053,041	(703,348)	304,519,663

	Quarter Ended
	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	85,005,220	21,237,340	-	106,242,560	15,192,484
Franchised-and-managed revenues	104,151,920	954,557	-	105,106,477	15,030,026
Wholesales and others	724,362	16,926,284	(338,210)	17,312,436	2,475,646
Total revenues	189,881,502	39,118,181	(338,210)	228,661,473	32,698,156

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2025 Financial Results

	Year Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	437,521,898	159,326,153	-207,411	596,640,640
Franchised-and-managed revenues	625,072,856	10,287,457	-	635,360,313
Wholesales and others	3,908,057	109,031,616	-1,500,428	111,439,245
Total revenues	1,066,502,811	278,645,226	-1,707,839	1,343,440,198

	Year Ended
	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	381,361,912	106,812,441	(241,982)	487,932,371	69,773,401
Franchised-and-managed revenues	528,472,018	5,979,850	-	534,451,868	76,425,601
Wholesales and others	2,514,491	73,456,665	(1,002,001)	74,969,155	10,720,446
Total revenues	912,348,421	186,248,956	(1,243,983)	1,097,353,394	156,919,448

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Total revenue

Total revenues were RMB228.7 million (US$32.7 million1，a 24.9% year-over-year decrease.

Hotel revenues were RMB189.9 million (US$27.2 million)1, a 20.9% year-over-year decrease due to a 9.5% year-over-year decrease in RevPAR, the closure of 15 L&O hotels since the first quarter of 2025 due to lease expirations and strategic reviews. The decrease was partially offset by revenues from new openings.

Restaurant revenues were RMB39.1 million (US$5.6 million1, a 39.9% year-over-year decrease, mainly due to a 21.8% decrease in ADS and the decrease in the number of L&O stores.

Total revenues for the year ended December 31, 2025 were RMB1,097.4 million (US$156.9 million)1, an 18.3% year-over-year decrease.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB106.2million (US$15.2 million)1, a 10.9% year-over-year decrease.

Total revenues from L&O hotels were RMB85.0 million (US$12.2 million)1, a 6.6% year-over-year decrease. The decrease was primarily attributable to a 4.6% year-over-year decrease in L&O hotels’ RevPAR, the closure of 15 L&O hotels since the first quarter of 2025, and the reduction in sublease income resulting from the closure of L&O hotels, offset by revenues from the opening of 5 L&O hotels during 2025.

Total revenues from L&O restaurants were RMB21.2 million (US$3.0 million)1, a 25.6 % year-over-year decrease. The decrease was mainly due to the closure of 6 L&O stores since the first quarter of 2025 and a 14.1% year-over-year decrease in L&O stores’ ADS. Same L&O store revenues in the fourth quarter of 2025 decreased by 10.4% year over year.

Total revenues from L&O hotels and restaurants for the year ended December 31, 2025 were RMB487.9 million (US$69.8 million)1, an 18.2% year-over-year decrease.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB105.1 million (US$15.0 million)1, a 31.3% year-over-year decrease.

Total revenues from F&M hotels were RMB104.2 million (US$14.9 million)1, a 29.7% year-over-year decrease, primarily attributable to a temporary waiver of RMB21.0 million of management fees for hotels facing business difficulties, and a decline of RMB6.9 million in membership revenues. The decrease was partially due to the amortization cycle started from the pandemic period three years ago, in which the sales of membership cards were historically underperformed. Excluding these impacts, revenues from F&M hotels decreased 10.9% year over year, due to a 9.6% decrease in F&M hotels’ RevPAR.

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Total revenues from F&M restaurants were RMB1.0 million (US$0.1 million)1, a 79.9% year-over-year decrease. The decrease was mainly due to a 10.9% decrease in ADS.

Total revenues from F&M hotels and restaurants for the year were RMB534.5million (US$76.4million)1, a 15.9% year-over-year decrease.

Total revenues from wholesale and others were RMB17.3 million (US$2.5 million)1, a 46.4% year-over-year decrease.

Total revenues from wholesale and others for the year were RMB75.0 million (US$10.7 million)1, a 32.7% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	139,910,728	59,854,076	(791,324)	198,973,480
Selling and marketing expenses	13,451,271	4,083,785	87,975	17,623,031
General and administrative expenses	39,695,498	3,347,191	-	43,042,689
Other operating expenses	2,635,870	16,422	-	2,652,292
Impairment loss of goodwill	-	81,008,000	-	81,008,000
Impairment of indefinite-lived intangible asset	-	39,072,000	-	39,072,000
Other general expenses	30,012,799	-	-	30,012,799
Total operating costs and expenses	225,706,166	187,381,474	(703,349)	412,384,291

	Quarter Ended
	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	123,262,562	35,625,047	(338,210)	158,549,399	22,672,263
Selling and marketing expenses	11,805,604	2,001,482	-	13,807,086	1,974,387
General and administrative expenses	18,578,972	5,933,471	-	24,512,443	3,505,233
Other operating expenses	40,245,786	(57,902)	-	40,187,884	5,746,791
Impairment loss of goodwill	-	66,491,000	-	66,491,000	9,508,087
Impairment of indefinite-lived intangible asset	-	17,331,000	-	17,331,000	2,478,300
Other general expenses	31,779,622	-	-	31,779,622	4,544,424
Total operating costs and expenses	225,672,546	127,324,098	(338,210)	352,658,434	50,429,485

	Year Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	593,798,806	230,496,349	(1,707,841)	822,587,314
Selling and marketing expenses	55,028,196	12,556,863	-	67,585,059
General and administrative expenses	156,401,775	26,149,319	-	182,551,094
Other operating expenses	4,937,315	2,153,148	-	7,090,463
Impairment loss of goodwill	-	81,008,000	-	81,008,000
Impairment of indefinite-lived intangible asset	-	39,072,000	-	39,072,000
Other general expenses	41,769,330	-	-	41,769,330
Total operating costs and expenses	851,935,422	391,435,679	(1,707,841)	1,241,663,260

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	Year Ended
	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	552,869,547	162,768,869	(1,243,984)	714,394,432	102,157,045
Selling and marketing expenses	46,084,781	8,699,788	-	54,784,569	7,834,089
General and administrative expenses	111,872,466	18,589,380	-	130,461,846	18,655,796
Other operating expenses	50,188,458	1,543,018	-	51,731,476	7,397,503
Impairment loss of goodwill	-	66,491,000	-	66,491,000	9,508,087
Impairment of indefinite-lived intangible asset	-	17,331,000	-	17,331,000	2,478,300
Other general expenses	82,874,509	-	-	82,874,509	11,850,897
Total operating costs and expenses	843,889,761	275,423,055	(1,243,984)	1,118,068,832	159,881,717

Operating costs were RMB158.5 million (US$22.7 million)1, a 20.3% year-over-year decrease.

Operating costs of the hotel business were RMB123.3 million (US$17.6million)1, an 11.9% year-over-year decrease. The decrease was mainly attributable to lower depreciation and amortization, lower staff related costs, and lower consumable, food and beverage caused by the closing of 15 L&O hotels, partially offset by the rental increase caused by 5 new L&O hotels and the renewal of certain lease agreements.

Operating costs of the restaurant business were RMB35.6million (US$5.1 million1, a 40.5% year-over-year decrease. The decrease was mainly due to the closure of L&O stores.

For the year, operating costs were RMB714.4 million (US$102.2 million) 1, representing a 13.2% decrease.

Selling and marketing expenses in the fourth quarter of 2025 was RMB13.8 million (US$2.0 million)1, a 21.7% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB11.8 million (US$1.7 million)1, a 12.2% year-over-year decrease. The decrease was mainly due to lower staff related costs, and lower traveling and meal expenses.

Selling and marketing expenses of the restaurant business were RMB2.0 million (US$0.3 million)1., a 51.0% year-over-year decrease. The decrease was mainly due to lower staff related expenses, and lower sales-channel commissions.

For the year, selling and marketing expenses were RMB54.8 million (US$7.8million)1, an 18.9% decrease.

General and administrative, or G&A expenses were RMB24.5 million (US$3.5 million)1, a 43.1% year-over-year decrease.

G&A expenses of the hotel business were RMB18.6 million (US$2.7 million)1, a 53.2% year-over-year decrease. The decrease was mainly due to lower staff G&A staff related expenses, lower traveling and meal expenses, and lower consulting fees.

G&A expenses of the restaurant business were RMB5.9 million (US$0.8 million)1, a 77.3 % year-over-year increase. The increase was mainly due to higher bad debt provisions for long-aged account receivables.

For the year, G&A expenses were RMB130.5 million (US$18.7 million)1, a 28.5% year-over-year decrease.

Other operating expenses were RMB40.2 million (US$5.7 million)1, mainly due to the disposal of L&O hotel assets. For the year, other operating expenses were RMB51.7 million, (US$7.4 million)1, increased from RMB7.1 million in 2024.

Impairment loss of goodwill was RMB66.5million (US$9.5 million)1 , a 17.9% decrease year over year. Impairment of indefinite-lived intangible asset was RMB17.3 million(US$2.5 million), a 55.6% decrease year over year. These expenses were impairment of goodwill and trademarks related to the restaurant business.

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Other general expenses were RMB31.8million (US$4.5 million)1, a 5.9% year-over-year increase. These expenses include provisions for loan receivables related to franchisee loans, and impairment of assets.

For the year, other general expenses were RMB82.9 million (US$11.9 million)1.

Gross profit, defined as total revenues deducted by hotel and restaurant costs, was RMB70.1 million (US$10.0 million)1, a year-over-year decrease of 33.6%. Gross margin was 30.7%, compared to 34.7% a year ago. The gross profit of the hotel business was RMB66.6 million (US$9.5 million)1, a 33.6% year-over-year decrease. The gross profit of the restaurant business was RMB3.5 million (US$0.5 million)1, a 32.8% year-over-year decrease. Gross profit for the year was RMB383.0 million (US$54.8 million) 1, a 26.5% year-over-year decrease.

Income from operations was RMB-64.9 million (US$-9.3 million)1 , compared to income from operations of RMB-95.0million in the fourth quarter of 2024, with a margin of -28.4%. The loss was due to certain one-time or non-operation impacts, including impairment loss of goodwill and trademarks related to restaurant business, provisions for loan receivables related to franchisee loans, impairment of assets, while offset by impact from disposal of L&O hotel assets. Excluding these, the adjusted income from operations decreased 8.3% year over year, mainly due to the year-over-year 9.6% decrease in Revpar. The margin for the adjusted income from operations was 24.3%, up from 19.9% one year ago, thanks to lower operating costs and expenses.

Income from operations of the hotel business was RMB23.2 million (US$3.3 million)1, compared to an income from operations of RMB26.1 million in the fourth quarter of 2024. Excluding the impact of the above-mentioned items on hotels, adjusted income from operations of the hotel business decreased 2.8% year over year, and the margin for the third quarter of 2025 was 22.1%, up from 21.6% one year ago, due to lower operating costs and expenses.

Loss from operations of the restaurant business was RMB88.1 million (US$12.6 million)1, compared to loss from operations of RMB121.1 million in the fourth quarter of 2024. Excluding impairment loss of goodwill, and impairment of indefinite-lived intangible asset, loss from operations of the restaurant business was RMB4.3 million(US$0.6million) with a negative margin of 11.0%.

Income from operations for the year was RMB56.7 million (US$8.1 million) 1 compared to income from operations of RMB161.9 million in 2024.

Net income in the fourth quarter of 2025 was RMB-55.7million (US$-8.0 million)1, compared to a net income of RMB-72.8 million in the fourth quarter of 2024, and net margin was -24.4%. The loss was impacted by certain one-time or non-operation impacts, including impairment loss of goodwill and trademarks related to restaurant business, provisions for loan receivables related to franchisee loans, impairment of assets, and foreign exchange losses, while offset by earnings from the disposal of investment in equity securities and disposal of L&O hotel assets. Excluding the impact of the above-mentioned items on hotels, adjusted net income 2 was RMB60.5 million, an increase of 6.7%, with a margin of 26.5%.

Net income of the hotel business was RMB29.5 million (US$4.2 million)1, compared to a net income of RMB28.4million in the fourth quarter of 2024, and net margin was15.5%. Excluding the impact of the above-mentioned items on hotels, adjusted net income2 of the hotel business increased 63.9% to RMB61.9million (US$8.9 million)1 with a margin of 32.6%.

Net loss of the restaurant business was RMB85.2million (US$12.2million)1, compared to a net loss of RMB101.2million in the fourth quarter of 2024. Excluding the impairment of trademarks and goodwill, adjusted net loss of the restaurant business was RMB1.4 million(US$0.2 million)1 with a margin of -3.6%.

Net income for the year was RMB163.4 million (US$23.4 million) 1 compared to net income of RMB107.3 million in 2024, with a margin of 14.9%.

Adjusted EBITDA (non-GAAP)3 in the fourth quarter of 2025 was RMB41.9 million (US$6.0 million)1, a year-over-year decrease of 41.3%. Adjusted EBITDA3 margin, defined as adjusted EBITDA (non-GAAP)3 as a percentage of total revenues, was 18.3%, compared to 23.5% a year ago. Adjusted EBITDA (non-GAAP)3 for the year was RMB286.6 million (US$41.0 million)1, a year-over-year decrease of 25.8%.

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Core net income (non-GAAP)4 in the fourth quarter of 2025 was RMB63.2 million (US$9.0 million)1, a year-over-year increase of 9.2%. The core net margin, defined as core net income (non-GAAP)4 as a percentage of total revenues, was 27.6%, up from 19.0% one year ago. Core net income (non-GAAP)4 for the year was RMB211.2 million (US$30.2million)1, a year-over-year decrease of 23.9%.

Earnings per American Depositary Share, or ADS, (basic and diluted) in the fourth quarter of 2025 was RMB-0.55(US$-0.08)1, down from RMB-0.70 one year ago. Core net income per ADS (basic and diluted) (non-GAAP)4 was RMB0.63 (US$0.09)1, increase from RMB0.57 a year ago.

Earnings per ADS (basic and diluted) for the hotel business were RMB 0.29 (US$0.04)1, as stable as one year ago. Core net income per ADS (basic and diluted) (non-GAAP)4 for the hotel business were RMB0.63 (US$0.09)1, increase from RMB0.45 a year ago.

Earnings per ADS (basic and diluted) for the year of 2025 was RMB1.65 (US$0.24)1 increased from RMB1.08 one year ago. Core net income per ADS (basic and diluted) (non-GAAP)4 was RMB2.09 (US$0.30)1 for the year, a decrease from RMB2.73 a year ago.

Cash flow Operating cash inflow in the fourth quarter of 2025 was RMB32.5 million (US$4.6 million)1 as a result of income from operations. Investing cash inflow for the fourth quarter 2025 was RMB27.6 million (US$3.9million)1, which was primarily attributable to proceeds from disposal of long-term investments，offset by an advance payment for the purchase of strategic assets. Financing cash outflow in the fourth quarter of 2025 was RMB43.2 million (US$6.2 million)1, mainly attributable to dividends distributed to the shareholders.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of December 31, 2025, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,964.0 million (US$280.8 million)1, compared to RMB2,014.6million as of September 30, 2025. The decrease was primarily due to dividends distributed to the shareholders, an advance payment for the purchase of strategic assets, partially offset by cash from operating activities, and disposal of investment on equity securities.

Guidance

Taking into account the recovery in long-term trends and short-term industry fluctuations, we expect the decline of total revenues of our organic hotel business for the full year of 2026 to be flat compared to their 2025 levels.

The guidance set forth above reflects the Company’s current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

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About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of December 31, 2025, GreenTree had a total number of 4,580 hotels and 191 restaurants. In 2024, HOTELS magazine ranked GreenTree 13th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was the fourth largest hospitality company in China in 2024 according to the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

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Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	December 31	December 31
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,490,235,562	1,652,179,474	236,258,523
Restricted cash	16,096,476	7,389,650	1,056,706
Short-term investments	10,475	-	-
Accounts receivable, net of allowance	99,688,034	81,335,494	11,630,821
Amounts due from related parties	21,839,929	18,843,062	2,694,522
Inventories	6,881,470	4,922,160	703,860
Other current assets	114,898,590	92,557,400	13,235,532
Loans receivable, net	85,463,467	38,798,333	5,548,088
Total current assets	1,835,114,003	1,896,025,573	271,128,052

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,729,791
Restricted cash	18,869,900	18,869,900	2,698,360
Long-term time deposits	285,570,000	285,570,000	40,835,967
Loans receivable, net	15,372,238	12,034,825	1,720,957
Property and equipment, net	649,528,210	559,918,957	80,067,346
Intangible assets, net	75,677,551	56,403,818	8,065,639
Goodwill	96,074,468	25,721,262	3,678,092
Long-term investments	184,024,217	156,929,090	22,440,561
Operating lease right-of-use assets	1,328,582,419	1,130,088,595	161,600,520
Other assets	102,545,848	297,560,050	42,550,519
Deferred tax assets	245,760,095	237,098,634	33,904,654
TOTAL ASSETS	4,947,118,949	4,786,220,704	684,420,458

LIABSLITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	400,000	56,800,000	8,122,292
Accounts payable	56,488,405	44,687,183	6,390,182
Advance from customers	25,684,437	21,946,599	3,138,322
Amounts due to related parties	17,462,176	17,518,102	2,505,055
Salary and welfare payable	78,234,585	73,657,641	10,532,903
Deferred revenue	175,046,178	169,139,889	24,186,682
Accrued expenses and other current liabilities	481,910,291	539,836,968	77,195,660
Income tax payable	88,876,497	72,129,824	10,314,428
Operating lease liabilities, current	241,363,244	184,665,265	26,406,782
Total current liabilities	1,165,465,813	1,180,381,471	168,792,306

Long-term bank loans	256,200,000	199,400,000	28,513,821
Deferred revenue	176,353,919	134,414,010	19,220,948
Other long-term liabilities	120,975,955	117,513,512	16,804,208
Operating lease liabilities, non-current	1,215,776,075	1,032,472,822	147,641,650
Deferred tax liabilities	79,670,908	55,941,338	7,999,505
Unrecognized tax benefits	440,072,214	457,930,743	65,483,225
Total liabilities	3,454,514,884	3,178,053,896	454,455,663

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	31,829,528
Class B ordinary shares	115,534,210	115,534,210	16,521,172
Treasury Stock	(37,043,116)	(48,054,863)	(6,871,754)
Additional paid-in capital	1,609,972,272	1,566,949,877	224,070,852
Retained earnings (Accumulated losses)	(458,337,571)	(291,545,545)	(41,690,458)
Accumulated other comprehensive income	6,033,263	11,093,099	1,586,292
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,458,746,128	1,576,563,848	225,445,632

Non-controlling interests	33,857,937	31,602,960	4,519,163
Total shareholders’ equity	1,492,604,065	1,608,166,808	229,964,795

TOTAL LIABSLITIES AND SHAREHOLDERS’ EQUITY	4,947,118,949	4,786,220,704	684,420,458

10 / 19

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	119,295,789	106,242,560	15,192,484	596,640,640	487,932,371	69,773,401
Franchised-and-managed revenues	152,934,218	105,106,477	15,030,026	635,360,313	534,451,868	76,425,601
Wholesales and others	32,289,656	17,312,436	2,475,646	111,439,245	74,969,155	10,720,446
Total revenues	304,519,663	228,661,473	32,698,156	1,343,440,198	1,097,353,394	156,919,448

Operating costs and expenses
Operating costs	(198,973,480)	(158,549,399)	(22,672,263)	(822,587,314)	(714,394,432)	(102,157,045)
Selling and marketing expenses	(17,623,031)	(13,807,086)	(1,974,387)	(67,585,059)	(54,784,569)	(7,834,089)
General and administrative expenses	(43,042,689)	(24,512,443)	(3,505,233)	(182,551,094)	(130,461,846)	(18,655,796)
Other operating expenses	(2,652,292)	(40,187,884)	(5,746,791)	(7,090,463)	(51,731,476)	(7,397,503)
Impairment loss of goodwill	(81,008,000)	(66,491,000)	(9,508,087)	(81,008,000)	(66,491,000)	(9,508,087)
Impairment of indefinite-lived intangible asset	(39,072,000)	(17,331,000)	(2,478,300)	(39,072,000)	(17,331,000)	(2,478,300)
Other general expenses	(30,012,799)	(31,779,622)	(4,544,424)	(41,769,330)	(82,874,509)	(11,850,897)
Total operating costs and expenses	(412,384,291)	(352,658,434)	(50,429,485)	(1,241,663,260)	(1,118,068,832)	(159,881,717)

Other operating income	12,898,817	59,110,768	8,452,727	60,147,558	77,371,723	11,064,010
Income from operations	(94,965,811)	(64,886,193)	(9,278,602)	161,924,496	56,656,285	8,101,741

Interest income and other, net	12,633,535	9,393,209	1,343,211	40,072,068	37,806,975	5,406,326
Interest expense	(1,824,933)	(2,095,890)	(299,708)	(6,310,152)	(7,644,628)	(1,093,167)
Gains (losses) from investment in equity securities	(9,544,253)	(24,444,565)	(3,495,526)	(14,953,679)	5,000,000	714,990
Other income, net	34,336,161	22,218,586	3,177,215	16,474,064	113,255,005	16,195,250
Income before income taxes	(59,365,301)	(59,814,853)	(8,553,410)	197,206,797	205,073,637	29,325,140

Income tax expense	(12,758,025)	3,254,084	465,328	(88,726,969)	(45,880,022)	(6,560,756)
Income (loss) before share of gains in equity investees	(72,123,326)	(56,560,769)	(8,088,082)	108,479,828	159,193,615	22,764,384

Share of loss/(income) in equity investees, net of tax	(700,781)	818,603	117,058	(1,165,474)	4,163,620	595,390
Net income(loss)	(72,824,107)	(55,742,166)	(7,971,024)	107,314,354	163,357,235	23,359,774

Net loss/(income) attributable to non-controlling interests	1,368,731	258,970	37,032	2,687,878	3,434,790	491,168
Net income attributable to ordinary shareholders	(71,455,377)	(55,483,196)	(7,933,992)	110,002,232	166,792,025	23,850,942

Net earnings per share
Class A ordinary share-basic and diluted	(0.70)	(0.55)	(0.08)	1.08	1.65	0.24
Class B ordinary share-basic and diluted	(0.70)	(0.55)	(0.08)	1.08	1.65	0.24

Net earnings per ADS
Class A ordinary share-basic and diluted	(0.70)	(0.55)	(0.08)	1.08	1.65	0.24
Class B ordinary share-basic and diluted	(0.70)	(0.55)	(0.08)	1.08	1.65	0.24

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,765,032	66,134,813	66,134,813	66,776,243	66,366,641	66,366,641
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(20,725,862)	7,667,013	1,096,369	(22,368,019)	5,059,836	723,547

Comprehensive income, net of tax	(93,549,969)	(48,075,153)	(6,874,655)	84,946,335	168,417,071	24,083,321

Comprehensive loss/(income) attributable to non-controlling interests	1,368,731	258,970	37,032	2,687,878	3,434,790	491,168
Comprehensive income (loss) attributable to ordinary shareholders	(92,181,238)	(47,816,183)	(6,837,623)	87,634,213	171,851,861	24,574,489

11 / 19

GreenTree Hospitality Group Ltd.

Unaudited Condensed Hotel Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	90,969,160	85,005,220	12,155,585	437,521,898	381,361,912	54,534,028
Franchised-and-managed revenues	148,174,447	104,151,920	14,893,526	625,072,856	528,472,018	75,570,493
Wholesales and others	1,026,363	724,362	103,583	3,908,057	2,514,491	359,567
Total revenues	240,169,970	189,881,502	27,152,694	1,066,502,811	912,348,421	130,464,088

Operating costs and expenses
Operating costs	(139,910,728)	(123,262,562)	(17,626,312)	(593,798,806)	(552,869,547)	(79,059,294)
Selling and marketing expenses	(13,451,271)	(11,805,604)	(1,688,179)	(55,028,196)	(46,084,781)	(6,590,036)
General and administrative expenses	(39,695,498)	(18,578,972)	(2,656,758)	(156,401,775)	(111,872,466)	(15,997,550)
Other operating expenses	(2,635,870)	(40,245,786)	(5,755,071)	(4,937,315)	(50,188,458)	(7,176,854)
Other general expenses	(30,012,799)	(31,779,622)	(4,544,425)	(41,769,330)	(82,874,509)	(11,850,897)
Total operating costs and expenses	(225,706,166)	(225,672,546)	(32,270,745)	(851,935,422)	(843,889,761)	(120,674,631)

Other operating income	11,644,397	59,024,549	8,440,398	56,818,174	76,874,333	10,992,883
Income from operations	26,108,201	23,233,505	3,322,347	271,385,563	145,332,993	20,782,340

Interest income and other, net	12,606,174	9,365,397	1,339,234	39,982,179	37,684,201	5,388,769
Interest expense	(1,825,243)	(2,168,449)	(310,084)	(6,310,152)	(7,644,628)	(1,093,167)
Gains (losses) from investment in equity securities	(9,544,253)	(24,444,565)	(3,495,526)	(10,314,000)	5,000,000	714,990
Other income, net	34,321,711	22,941,763	3,280,628	16,383,657	114,001,612	16,302,016
Income before income taxes	61,666,590	28,927,651	4,136,599	311,127,247	294,374,178	42,094,948

Income tax expense	(32,610,806)	(261,788)	(37,435)	(107,223,277)	(48,997,177)	(7,006,503)
Income (loss) before share of gains in equity investees	29,055,784	28,665,863	4,099,164	203,903,970	245,377,001	35,088,445

Share of loss/(income) in equity investees, net of tax	(700,781)	818,603	117,059	(1,165,474)	4,163,620	595,390
Net income(loss)	28,355,003	29,484,466	4,216,223	202,738,496	249,540,621	35,683,835

12 / 19

GreenTree Hospitality Group Ltd.

Unaudited Condensed Restaurnt Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	28,534,041	21,237,340	3,036,899	159,326,153	106,812,441	15,273,976
Franchised-and-managed revenues	4,759,771	954,557	136,500	10,287,457	5,979,850	855,107
Wholesales and others	31,759,229	16,926,284	2,420,426	109,031,616	73,456,665	10,504,163
Total revenues	65,053,041	39,118,181	5,593,825	278,645,226	186,248,956	26,633,246

Operating costs and expenses
Operating costs	(59,854,076)	(35,625,047)	(5,094,314)	(230,496,349)	(162,768,869)	(23,275,639)
Selling and marketing expenses	(4,083,785)	(2,001,482)	(286,208)	(12,556,863)	(8,699,788)	(1,244,053)
General and administrative expenses	(3,347,191)	(5,933,471)	(848,475)	(26,149,319)	(18,589,380)	(2,658,246)
Other operating expenses	(16,422)	57,902	8,280	(2,153,148)	(1,543,018)	(220,649)
Impairment loss of goodwill	(81,008,000)	(66,491,000)	(9,508,087)	(81,008,000)	(66,491,000)	(9,508,087)
Impairment of indefinite-lived intangible asset	(39,072,000)	(17,331,000)	(2,478,300)	(39,072,000)	(17,331,000)	(2,478,300)
Total operating costs and expenses	(187,381,474)	(127,324,098)	(18,207,104)	(391,435,679)	(275,423,055)	(39,384,974)

Other operating income	1,254,420	86,219	12,330	3,329,384	497,391	71,127
Income from operations	(121,074,013)	(88,119,698)	(12,600,949)	(109,461,069)	(88,676,708)	(12,680,601)

Interest income and other, net	27,361	27,812	3,977	89,889	122,774	17,556
Interest expense	310	72,559	10,376	-	-	-
Other income, net	14,450	(723,176)	(103,413)	(18,672)	(746,607)	(106,763)
Income before income taxes	(121,031,894)	(88,742,503)	(12,690,009)	(109,389,852)	(89,300,541)	(12,769,808)

Income tax expense	19,852,781	3,515,872	502,763	18,496,308	3,117,155	445,748
Income (loss) before share of gains in equity investees	(101,179,113)	(85,226,631)	(12,187,246)	(90,893,544)	(86,183,386)	(12,324,060)

Net income(loss)	(101,179,113)	(85,226,631)	(12,187,246)	(90,893,544)	(86,183,386)	(12,324,060)

13 / 19

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	90,969,160	28,534,041	(207,412)	119,295,789
Franchised-and-managed revenues	148,174,447	4,759,771	-	152,934,218
Wholesales and others	1,026,363	31,759,229	(495,936)	32,289,656
Total revenues	240,169,970	65,053,041	(703,348)	304,519,663

Operating costs and expenses
Operating costs	(139,910,728)	(59,854,076)	791,324	(198,973,480)
Selling and marketing expenses	(13,451,271)	(4,083,785)	(87,975)	(17,623,031)
General and administrative expenses	(39,695,498)	(3,347,191)	-	(43,042,689)
Other operating expenses	(2,635,870)	(16,422)	-	(2,652,292)
Impairment loss of goodwill	-	(81,008,000)		(81,008,000)
Impairment of indefinite-lived intangible asset	-	(39,072,000)	-	(39,072,000)
Other general expenses	(30,012,799)	-	-	(30,012,799)
Total operating costs and expenses	(225,706,166)	(187,381,474)	703,349	(412,384,291)

Other operating income	11,644,397	1,254,420	-	12,898,817
Income from operations	26,108,201	(121,074,012)	-	(94,965,811)

14 / 19

 GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2025	December 31, 2025	December 31, 2025	December 31, 2025
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	85,005,220	21,237,340	-	106,242,560
Franchised-and-managed revenues	104,151,920	954,557	-	105,106,477
Wholesales and others	724,362	16,926,284	(338,210)	17,312,436
Total revenues	189,881,502	39,118,181	(338,210)	228,661,473

Operating costs and expenses
Operating costs	(123,262,562)	(35,625,047)	338,210	(158,549,399)
Selling and marketing expenses	(11,805,604)	(2,001,482)	-	(13,807,086)
General and administrative expenses	(18,578,972)	(5,933,471)	-	(24,512,443)
Other operating expenses	(40,245,786)	57,902	-	(40,187,884)
Impairment loss of goodwill	-	(66,491,000)	-	(66,491,000)
Impairment of indefinite-lived intangible asset	-	(17,331,000)	-	(17,331,000)
Other general expenses	(31,779,622)	-	-	(31,779,622)
Total operating costs and expenses	(225,672,546)	(127,324,098)	338,210	(352,658,434)

Other operating income	59,024,549	86,219	-	59,110,768
Income from operations	23,233,505	(88,119,698)	-	(64,886,193)

15 / 19

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net (loss) income	(72,824,109)	(55,742,166)	(7,971,024)	107,314,353	163,357,235	23,359,774

Depreciation and amortization	26,575,903	10,137,484	1,449,641	115,746,538	88,932,782	12,717,219
Impairment of long lived assets	51,672,000	893,149	127,719	51,672,000	20,893,149	2,987,681
Impairment of indefinite-lived intangible assets	-	17,331,001	2,478,300	-	17,331,001	2,478,300
Impairment of goodwill	81,008,000	66,491,000	9,508,087	81,008,000	66,491,000	9,508,087
Gains from disposal of a long-term investment	-	(49,964,806)	(7,144,872)	-	(164,007,612)	(23,452,777)
Others non-cash expense(income)	7,070,827	(818,603)	(117,059)	1,166,397	(4,163,620)	(595,390)
Noncash lease expense	58,283,373	65,943,269	9,429,762	263,911,503	246,116,498	35,194,191
Losses (gain) from disposal of subsidiaries	-	4,623,539	661,157	(488,227)	5,399,022	772,050
Allowances for credit losses	21,857,669	36,473,346	5,215,619	56,241,392	81,698,368	11,682,711
Losses (gain) on disposal of property, plant and equipment	(555,551)	35,098,580	5,019,030	(25,338,789)	35,565,640	5,085,819
(Losses and impairment) gains on equity securities held	9,544,253	24,444,565	3,495,527	14,953,679	(5,000,000)	(714,990)
Gains from early termination of operating leases	-	(52,949,738)	(7,571,712)	-	(52,949,738)	(7,571,712)
Foreign exchange (gains)losses	(26,182,753)	21,188,452	3,029,908	(27,497,301)	31,315,924	4,478,118
Accounts receivable	9,076,784	23,849,190	3,410,389	(4,015,520)	3,471,625	496,436
Inventories	(493,764)	1,852,379	264,887	14,618,912	1,959,310	280,178
Amounts due from related parties	(3,904,741)	459,253	65,672	(1,416,495)	1,032,243	147,609
Other current assets	(1,821,998)	(6,964,809)	(995,954)	(3,067,256)	1,901,317	271,885
Other assets	5,200,506	4,030,567	576,363	3,725,971	8,481,614	1,212,855
Accounts payable	17,296,435	(9,060,433)	(1,295,625)	(3,021,869)	(18,962,750)	(2,711,637)
Amounts due to related parties	1,767,567	(608,572)	(87,025)	1,151,882	55,926	7,997
Salary and welfare payable	3,672,156	(758,915)	(108,523)	(7,916,485)	(4,452,881)	(636,754)
Deferred revenue	(28,977,865)	(13,816,880)	(1,975,788)	(42,787,510)	(47,846,198)	(6,841,915)
Advance from customers	4,428,730	(5,089,423)	(727,778)	3,305,355	(3,664,385)	(524,000)
Accrued expenses and other current liabilities	(29,307,543)	7,400,025	1,058,190	3,161,614	60,924,816	8,712,133
Income tax payable	(34,457,583)	(19,261,683)	(2,754,384)	(23,195,720)	(16,746,673)	(2,394,742)
Unrecognized tax benefits	68,986,879	16,061,992	2,296,834	57,946,428	17,858,529	2,553,736
Operating lease liabilities	(57,896,801)	(74,496,586)	(10,652,870)	(247,702,691)	(234,674,168)	(33,557,960)
Other long-term liabilities	3,262,911	(5,613,384)	(802,703)	1,264,213	(3,462,443)	(495,123)
Deferred taxes	(39,040,264)	(8,662,368)	(1,238,702)	(17,362,607)	(15,068,109)	(2,154,711)
Net cash provided by operating activities	74,241,021	32,469,425	4,643,066	373,377,767	281,787,422	40,295,068

Investing activities:
Prepayments and purchases of property, plant and equipment	(50,616,409)	(51,990,595)	(7,434,556)	(79,582,039)	(261,153,578)	(37,344,465)
Purchases of intangible assets	(37,057)	-	-	(37,057)	-	-
Proceeds from disposal of property and equipment	(283,895)	187,693	26,840	139,900,865	429,141	61,366
Purchases of a long-term investment	(3,600,000)	-	-	(10,400,000)	-	-
Purchases of short-term investments	-	15,272	2,184	-	-	-
Proceeds from short-term investments	(1,660,895)	10,475	1,498	417,701,142	10,475	1,498
Increase of long-term time deposits	-	-	-	(222,230,000)	-	-
Proceeds from disposal of equity securities	21,812,329	79,023,553	11,300,218	21,812,329	188,059,939	26,892,214
Proceeds from disposal of subsidiaries	-	-	-	2,807,500	-	-
Loan to related parties	(588,000)	265,000	37,894	(858,000)	-	-
Repayment from related parties	363,347	1,845,642	263,923	363,347	1,964,624	280,937
Loan to third parties	1,200,000	-	-	-	-	-
Repayment of loan from third parties	-	-	-	5,900,000	-	-
Loans to franchisees	(8,673,811)	(6,143,481)	(878,506)	(14,323,812)	(15,275,441)	(2,184,359)
Repayment from franchisees	16,870,520	4,370,466	624,968	84,337,321	23,188,484	3,315,909
Net cash (used in) provided by investing activities	(25,213,871)	27,584,025	3,944,463	345,391,596	(62,776,356)	(8,976,900)

Financing activities:
Distribution to the shareholders	(70,241,162)	(43,027,722)	(6,152,883)	(71,301,605)	(43,027,722)	(6,152,883)
Repayment of bank loans	(200,000)	(200,000)	(28,600)	(117,200,000)	(400,000)	(57,199)
Proceeds from bank loans	-	-	-	200,000,000	-	-
Capital contribution from noncontrolling interest holders	-	-	-	(966,000)	-	-
Net cash used in financing activities	(70,441,162)	(43,227,722)	(6,181,483)	10,532,395	(43,427,722)	(6,210,082)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	6,957,333	(10,685,429)	(1,527,994)	4,299,468	(22,346,256)	(3,195,471)

Net increase in cash, cash equivalents and restricted cash	(14,456,679)	6,140,299	878,052	733,601,226	153,237,088	21,912,615
Cash, cash equivalents and restricted cash at the beginning of the year	1,539,658,617	1,672,298,727	239,135,537	791,600,712	1,525,201,938	218,100,976
Cash, cash equivalents and restricted cash at the end of the year	1,525,201,938	1,678,439,026	240,013,589	1,525,201,938	1,678,439,026	240,013,591

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GreenTree Hospitality Group Ltd.
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	(72,824,109)	(55,742,166)	(7,971,024)	107,314,353	163,357,235	23,359,774

Deduct:
Other operating income	12,898,817	59,110,768	8,452,727	60,147,558	77,371,724	11,064,009
Interest income and other, net	12,633,535	9,393,209	1,343,211	40,072,068	37,806,975	5,406,326
Gains from investment in equity securities	-	-	-	-	5,000,000	714,990
Share of gain in equity investees, net of tax	-	818,603	117,059	-	4,163,620	595,390
Other income, net	34,336,161	22,218,587	3,177,216	16,474,064	113,255,005	16,195,250

Add:
Other operating expenses	2,652,292	40,187,884	5,746,791	7,090,463	51,731,476	7,397,503
Impairment loss of goodwill	81,008,000	66,491,000	9,508,087	81,008,000	66,491,000	9,508,087
Other general expenses	69,084,799	49,110,622	7,022,726	80,841,330	100,205,509	14,329,197
Income tax expenses (benefits)	12,758,025	(3,254,084)	(465,328)	88,726,969	45,880,022	6,560,756
Share of loss in equity investees, net of tax	700,781	-	-	1,165,474	-	-
Interest expenses	1,824,933	2,095,890	299,708	6,310,152	7,644,628	1,093,167
Depreciation and amortization	26,575,903	10,137,484	1,449,641	115,746,538	88,932,782	12,717,219
Losses from investment in equity securities	9,544,253	24,444,565	3,495,526	14,953,679	-	-
Adjusted EBITDA (Non-GAAP)	71,456,364	41,930,028	5,995,914	386,463,268	286,645,328	40,989,738

	Quarter Ended			Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	(72,824,109)	(55,742,166)	(7,971,024)	107,314,353	163,357,235	23,359,774

Deduct:
Government subsidies (net of 25% tax)	7,122,585	1,800,113	257,413	11,967,221	11,105,111	1,588,010
Gains from investment in equity securities (net of 25% tax)	-	-	-	-	5,000,000	714,990
Other income (net of 25% tax)	25,752,121	16,663,940	2,382,912	12,355,548	113,451,955	16,223,414

Add:
Share-based compensation	(46,986)	-	-	-	-	-
Losses from investments in equity securities (net of 25% tax)	7,158,190	18,333,424	2,621,645	11,215,259	-	-
One-time fees and expenses	621,172	3,439,673	491,867	2,335,161	3,439,673	491,867
Impairment loss of goodwill	81,008,000	66,491,000	9,508,087	81,008,000	66,491,000	9,508,087
Other general expenses	69,084,799	49,110,622	7,022,726	80,841,330	100,205,509	14,329,197
Income tax expenses related to dividend distribution	5,698,810	-	-	19,195,050	7,299,300	1,043,786
Core net income (Non-GAAP)	57,825,169	63,168,500	9,032,976	277,586,384	211,235,651	30,206,297

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.57	0.63	0.09	2.73	2.09	0.30
Class B ordinary share-basic and diluted	0.57	0.63	0.09	2.73	2.09	0.30

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Hotel Operational Data

	December 31, 2024	December 31, 2025
Total hotels in operation:	4,425	4,580
Leased and owned hotels	55	45
Franchised hotels	4,370	4,535
Total hotel rooms in operation	321,282	327,060
Leased and owned hotels	6,264	5,130
Franchised hotels	315,018	321,930
Number of cities	352	355

	Quarter Ended
	2024 Q4	2025 Q4
Occupancy rate (as a percentage)
Leased-and-owned hotels	65.5%	63.9%
Franchised hotels	68.6%	64.7%
Blended	68.6%	64.7%
Average daily rate (in RMB)
Leased-and-owned hotels	241	239
Franchised hotels	167	160
Blended	169	162
RevPAR (in RMB)
Leased-and-owned hotels	158	153
Franchised hotels	115	104
Blended	116	105

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Mid-to-up-scale	553	585	51,649	54,980
GreenTree Eastern	239	245	25,683	26,761
Deepsleep Hotel	8	9	610	710
Gem	105	118	9,386	10,746
Gya	74	76	6,155	6,360
Vx	105	110	9,093	9,127
others	22	27	722	1276
Mid-scale	2,978	3,026	230,298	227,573
GreenTree Inn	2,340	2,394	183,439	186,185
GT Alliance	505	498	37,631	32,285
GreenTree Apartment	24	29	1,545	1,760
Vatica	109	105	7,683	7,343
Economy hotels	894	969	39,335	44,507
Shell	894	969	39,335	44,507
Total	4,425	4,580	321,282	327,060

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Restaurant Operational Data

	December 31, 2024	December 31, 2025
Total restaurants in operation:	182	191
Leased and owned restaurants	18	15
Franchised restaurants	164	176
Number of cities	53	53
Da Niang Dumplings	161	172
Bellagio	21	19
Total restaurants in operation:	182	191

	Quarter Ended
	2024 Q4	2025 Q4
ADT
Leased-and-owned restaurants	186	199
Franchised restaurants	78	79
Blended	93	88
AC (in RMB)
Leased-and-owned restaurants	99	79
Franchised restaurants	33	29
Blended	46	37
ADS (in RMB)
Leased-and-owned restaurants	18,384	15,790
Franchised restaurants	2,605	2,321
Blended	4,234	3,312

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Ms. Hannah Zhang

Phone: +86-182-2560-8592

E-mail:  ir@998.com

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